Exhibit 99.1

Smart Share Global Limited Receives Nasdaq Notice Related to Filing of Its Interim Report

SHANGHAI, China, January 20, 2026 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced that it received a letter from the Nasdaq Stock Market dated January 14, 2026 (the “Letter”), notifying the Company that it is not in compliance with the requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) because it did not timely file a Form 6-K containing an interim balance sheet and income statement for its fiscal half-year ended June 30, 2025 (the “Required Filing”). In accordance with the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Letter to submit a plan to regain compliance with the Listing Rules. If Nasdaq accepts the plan, it may grant the Company an exception of up to 180 calendar days from the Required Filing’s due date, or June 29, 2026, to regain compliance.

The Letter has no immediate impact on the listing of the Company’s Class A ordinary shares on the Nasdaq Capital Market, which will continue trading under the symbol “EM.” However, if the Company fails to regain compliance with the Rule, the Company’s Class A ordinary shares will be subject to delisting from Nasdaq.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is a leading provider of mobile device charging service in China with an extensive network of partners powered by its own advanced service platform. The Company provides mobile device charging service through its shared power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of December 31, 2024, the Company had 9.6 million power banks in 1,279,900 POIs across more than 2,200 counties and county-level districts in China.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Smart Share may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Smart Share’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; the laws and regulations relating to Smart Share’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Smart Share’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Smart Share does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com